FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               27 September 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Pre-Close Update Statement sent to the London Stock Exchange on 27 September 2005





               2005 INTERIM RESULTS - PRE-CLOSE UPDATE STATEMENT

Released: 27 September 2005


In accordance with normal practice, O2 plc is today issuing the following update prior to entering the close period for its Interim Results for the 6 months to 30 September 2005, which are scheduled to be announced on 16 November 2005.

   * O2 UK

The business has continued to trade strongly during the first half, with further rapid growth in both pre-pay and contract customers in the second quarter taking O2 UK's total active base to over 15 million customers for the first time. The growth in customer numbers was driven both by acquisition of new customers and improved retention of existing customers. In addition the Tesco Mobile joint venture's customer base grew to more than 750,000.

Underlying ARPU continued to grow, driven by higher voice and data usage, although the approximately 30% cut in termination rates in September 2004 is expected to hold first half net service revenue growth in low single-digits.

However O2 UK's first half momentum was stronger than expected, and net service revenue growth for the full year is now expected to be in the 6-9% range, compared with previous guidance for growth in mid-single digits. The full-year EBITDA margin is still expected to be broadly stable on a like-for-like basis.

   * O2 Germany

Despite the increase in competitive intensity in the German market during the second quarter, O2 Germany continued to grow strongly in both the contract and pre-pay markets, including through the Tchibo joint-venture distribution channel, which grew to more than 435,000 customers. Further strong service revenue growth is expected for the full year.

O2 Germany's rapidly growing customer base is delivering better than expected operational leverage, and the full-year EBITDA margin is now expected to be in the low-twenties percent, compared with previous guidance for a full-year margin of around 20%.

   * O2 Ireland

O2 Ireland continued to trade well in the second quarter, and for the full-year is expected to deliver further service revenue growth and a broadly stable EBITDA margin.

O2 Airwave
In July O2 Airwave was awarded the contract to supply the service to the Ambulance Trusts for England, and other contracts are expected to be awarded during the second half. These developments will not materially impact full-year revenue or EBITDA expectations.

Capital expenditure

Capital expenditure for the full-year is now expected to be in the range GBP1.4
- GBP1.5 billion, which is around GBP100 million higher than previous guidance. This increase is mainly due to additional Airwave investment required to deliver further revenue-generating services to both new and existing customers.

Peter Erskine, chief executive of O2 plc commented:
"The strong growth that we reported across all our businesses in the first quarter was maintained into the second quarter, and this will be reflected in our first half results.

O2 UK continues to perform well in a highly competitive market, with our active base growing to more than 15 million customers, and we now expect this business to deliver net service revenue growth of 6-9% for the year. Our strong momentum is being sustained in both the pre-pay and contract markets, and the customer retention programmes put in place at the start of the year are continuing to deliver improving churn metrics. Our rapid growth is being achieved without diluting our EBITDA margin, which we continue to expect to be broadly stable for the full year, on a like-for-like basis.
The German market saw a significant increase in competitive activity in the second quarter, but O2 Germany continued to grow strongly, in both the pre-pay and contract markets, and we expect this strong revenue growth to continue through the rest of the year. The benefits of our increased scale are also coming through, and O2 Germany is now on track to increase its full year EBITDA margin into the low twenties percent, ahead of our initial guidance of a full-year margin of around 20%.

Our Tesco and Tchibo joint-ventures continue to grow successfully in their target markets, with a total of 1.2 million customers now acquired in the UK and Germany. O2 Ireland and O2 Airwave continue to perform well and are on course to deliver their full-year growth and margin targets.

Development of the next generation of O2 services continues apace. We will launch our new i-mode services in the UK and Ireland imminently, and our mobile TV trial, using DVB-H technology, is now under way. The substantial 3G investment programmes in our three mobile businesses remain on track, and HSDPA will go live on the Isle of Man in November.

Capital expenditure in the full year will be around GBP100 million higher than we have previously indicated, mainly due to an increase in Airwave's planned investment programme. This follows the winning of the contract to supply the Airwave service to the Ambulance Trusts in England, and our expectation of similar contracts in Scotland and Wales, as well as agreements to supply enhanced services to some of our existing customers."


           Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements. We may also make written or oral forward-looking statements in:

* our annual report and accounts and half-yearly reports;

* our press releases and other written materials; and

* oral statements made by our officers, directors or employees to third parties.

We have based these forward-looking statements on our current plans, expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us. Forward-looking statements speak only as of the date they are made.

Statements that are not historical facts, including statements about our beliefs and expectations are forward-looking statements. Words like "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "might," "project," "goal," "target" and similar expressions often identify forward-looking statements but are not the only ways we identify these statements.

These statements may be found in this document generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in the above-mentioned reports, releases and statements.

If any one or more of the foregoing assumptions are ultimately incorrect, our actual results may differ from our expectations based on these assumptions. Also, the sector and markets in which we operate may not grow over the next several years as expected, or at all. The failure of these markets to grow as expected may have a material adverse effect on our business, operating results and financial condition and the market price of our ordinary shares.

The information on our web site, any web site mentioned in this document or any web site directly or indirectly linked to our or any other web site mentioned in this document is not incorporated by reference into this document and you should not rely on it.


                     Important Information for US Residents

Residents in the United States should be aware that the Articles of Association of O2 plc ("O2") give O2's directors the ability to limit the number of US residents holding ordinary shares in O2 ("Ordinary Shares"). In particular, commencing 14 June 2005, O2's directors are able to require US shareholders, whether holding directly or through nominees, to sell their Ordinary Shares in the market or to O2 in order to be satisfied that the number of US resident holders of Ordinary Shares is less than 300.

O2 intends, when it is permitted by applicable regulation of the U.S. Securities and Exchange Commission ("SEC") to do so, to terminate the registration of the Ordinary Shares with the SEC. O2 will not be able to file for de-registration from the SEC unless and until the number of US resident holders of Ordinary Shares, whether holding directly or through nominees, falls below 300. The number of such US holders must remain below the 300 limit for 18 months after SEC de-registration to avoid re-commencement of SEC reporting requirements. De-registration will occur 90 days after filing a certification with the SEC that the number of US holders of Ordinary Shares is below 300. For a period commencing 14 June 2005 and ending 18 months after SEC de-registration, O2's board will be able, in its absolute discretion, to cause US resident holders of Ordinary Shares to sell their Ordinary Shares in the market or to O2. On 14 July 2005, the O2 Board announced that it intends to invoke the temporary provisions in its Articles of Association to limit ownership of its shares by US resident holders of Ordinary Shares in order to facilitate O2's deregistration from the SEC.

The Ordinary Shares are not listed on any exchange or inter-dealer quotation system in the United States, and there is no sponsored American depositary receipt (or ADR) programme established for them. No organised trading market is expected to develop for the Ordinary Shares in the United States.

O2 will continue to file with and submit to the SEC an annual report on Form 20-F and certain other reports on Form 6-K, unless and until the Ordinary Shares are SEC de-registered. After such de-registration, O2 will become exempt from SEC reporting requirements and will no longer file Forms 20-F or 6-K with the SEC. If, after 18 months after SEC deregistration, the number of US resident holders of Ordinary Shares again goes above 300, O2 will remain exempt from filing Forms 20-F and 6-K but, pursuant to SEC Rule 12g3-2(b), will begin to furnish to the SEC certain information it discloses publicly under English law.

Neither this statement nor any information contained on O2's website www.o2.com is intended to constitute or should be construed as a recommendation to, or not to, invest or deal in O2's securities, and nothing contained herein or on the website is intended to constitute or should be construed as investment, tax, legal or other advice. We strongly recommend that you seek independent advice before making any decisions with respect to O2's securities.

O2 plc contacts:

Richard Poston                           David Boyd
Director, Corporate Affairs              Head of Investor Relations
O2 plc                                   O2 plc
richard.poston@o2.com                    david.boyd@o2.com
t: +44 (0)1753 628039                    t: +44 (0)1753 628230

David Nicholas                           John Crosse
Director of Communications               Head of Investor Relations
O2 plc                                   O2 plc
david.nicholas@o2.com                    john.crosse@o2.com
t: +44 (0) 771 575 9176                  t: +44 (0)1753 628198

Simon Gordon
Head of Media Relations
O2 plc
simon.gordon@o2.com
t: +44 (0)771 007 0698

O2 press office: 01753 628402

     All O2 Group news releases can be accessed at our web site: www.o2.com

(end)




                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 27 September 2005                 By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary